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                           February 28, 2023

       Michael J. Maddox
       President and Chief Executive Officer and Director
       CrossFirst Bankshares, Inc.
       11440 Tomahawk Creek Parkway
       Leawood, KS 66211

                                                        Re: CrossFirst
Bankshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 23,
2023
                                                            File No. 333-269943

       Dear Michael J. Maddox:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Scott Gootee